EXHIBIT 12.1

TEXTRON PARENT COMPANY BORROWING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)


                                                                     Year
                                                1994       1993        1992        1991        1990
Fixed charges:
  Interest expense (1)                      $     206   $    236   $     254   $     244   $     259
  Estimated interest portion of rents              20         21          19          19          20

    Total fixed charges                     $     226   $    257   $     273   $     263   $     279


Income:
  Income before income taxes (2)            $     754   $    616   $     527   $     495   $     459
  Fixed charges                                   226        257         273         263         279
  Eliminate equity in undistributed
    pretax income of finance and
    insurance subsidiaries                       (347)      (341)       (286)       (246)       (163)(3)

    Adjusted income                         $     633   $    532   $     514   $     512   $     575


Ratio of income to fixed charges                 2.80       2.07        1.88        1.95        2.06


____________________

(1) Includes interest unrelated to borrowings of $37 million in 1994, $37 million in 1993, $36 million in 1992, $27 million in 1991 and $26 million in 1990 (primarily interest accretion).

(2) Excludes the cumulative effect of changes in accounting principles in 1992.

(3) Net of an extraordinary dividend of $50 million.
